

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

Mr. William G. Forhan
Chief Executive Officer
CASINO PLAYERS, INC.
24 N. Commerce Parkway, Suite 105
Weston, Florida 33326

Re: Casino Players, Inc.
Item 4.01 Form 8-K
Filed November 19, 2010
File No. 333-138251

Dear Mr. Forhan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

The Item 4.01 Form 8-K should be amended in its entirety as soon as practicable.

Item 4.01 Changes in Registrant's Certifying Accountants

Please amend your Item 4.01 Form 8-K disclosures in their entirety to expand for the following comments:

1.   Please revise the first paragraph to clarify that Larry O'Donnell, CPA, P.C. (the "Former Auditors") "resigned" as your independent auditors as of the effective date of November 18, 2010. In this regard, please delete the language that you "terminated" your engagement. See Item 304(a)(1)(i) of Regulation S-K.

2.   See the second paragraph. Please expand to include a newly inserted second sentence that discloses whether the Former Auditors' audit report on your financial statements for either of the past two fiscal years (i.e., December 31, 2009 and December 31, 2008) contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. See Item 304(a)(1)(ii) of Regulation S-K.

3.   An updated Exhibit 16.1 letter from Larry O'Donnell, CPA, P.C. should be filed with the amended Item 4.01 Form 8-K indicating whether or not they agree with your revised disclosures. The amendment should be filed immediately. You should also file a separate response letter to us that addresses our comments and responds to the following acknowledgement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions should be directed to the undersigned at (202) 551-3328.

Sincerely,

Beverly A. Singleton
Staff Accountant